Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Organization	% Ownership
Tiger Fair Ltd.	Hong Kong	100%
Shaanxi Shehui Cement Co., Ltd.	People's Republic of China	100%
Qinshan Xingshi Mining Industry Co., Ltd.	People's Republic of China	49%